FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial statements as of September 30, 2011 and 2010 and for the three-month and nine-month periods then ended

Translation of consolidated financial statements originally issued in Spanish - see note 17

Report on review of interim consolidated financial statements

To the Shareholders of Compañia de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated financial statements of Compañia de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together the "Company and Subsidiaries"), which comprises the consolidated balance sheet as of September 30, 2011, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three and nine–month periods ended September 30, 2011 and other explanatory notes. Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information is limited primarily to making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.  Consequently, it does not enable us to obtain an assurance that we would become aware of all material matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that would lead us to believe that the accompanying interim consolidated financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru

October 28, 2011

Countersigned by:

Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Translation of consolidated financial statements originally issued in Spanish - see note 17

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheets
As of September 30, 2011 (unaudited) and December 31, 2010 (audited)

	Note	2011	2010
		US$(000)	US$(000)
			(Note 3)

Assets
Current assets

Cash and cash equivalents	5(a)	502,193	600,796

Financial assets at fair value through profit or loss		51,421	50,154

Trade accounts receivable, net		216,840	160,928

Embedded derivatives for concentrates sales		-	13,645

Other accounts receivable		34,667	23,593

Other accounts receivable from associates	15(b)	28,568	18,903

Derivative financial instruments		2,965	-

Inventory, net	6(a)	143,016	82,081

Prepaid expenses		17,939	21,615

Total current assets		997,609	971,715

Other accounts receivable		1,491	1,538

Other accounts receivable from associates	15(b)	44,348	20,736

Long-term inventory	6(a)	47,405	27,104

Prepaid expenses		2,443	12,887

Derivative financial instruments		1,409	-

Investment in associates	7(a)	1,782,352	1,412,414

Mining concessions and property, plant and equipment, net		653,170	532,577

Development costs, net		76,114	86,340

Deferred income tax asset	11(a)	140,592	201,454

Other assets		6,936	6,095

Total assets		3,753,869	3,272,860

	Note	2011	2010
		US$(000)	US$(000)
			(Note 3)

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable		101,648	91,374
Income tax payable		44,258	26,538
Other accounts payable		112,925	115,838
Other accounts payable to associates	15(b)	1,146	1,584
Embedded derivates for concentrate sales		30,057	-
Derivative financial instruments liability		-	16,291
Financial obligations	9	1,557	2,018

Total current liabilities		291,591	253,643

Other accounts payable		102,778	116,214
Other accounts payable to associates	15(b)	1,050	1,370
Financial obligations	9	88,532	55,134
Derivative financial instruments liability		-	6,897
Deferred income tax liability	11(a)	19,176	21,152

Total liabilities		503,127	454,410

Shareholders’ equity, net
Capital stock, net of treasury shares for US$62,622,000 in 2011 and 2010		750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2011 and 2010		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		162,639	162,633
Other reserves		269	269
Retained earnings		1,886,898	1,483,233
Cumulative translation loss		(34,075)	(34,075)
Cumulative unrealized, loss		1,860	(6,875)
		2,996,128	2,583,722
Non-controlling interest		254,614	234,728

Total shareholders’ equity, net		3,250,742	2,818,450

Total liabilities and shareholders’ equity, net		3,753,869	3,272,860

The accompanying notes are an integral part of the consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of income (unaudited)
For the three and nine–month periods ended September 30, 2011 and 2010

		For the three–month periods ended September 30,		For the nine–month periods ended September 30,
	Note	2011	2010	2011	2010
		US$(000)	US$(000)	US$(000)	US$(000)
			(Note 3)		(Note 3)
Operating income
Net sales	12	418,130	265,912	1,108,912	665,549
Royalty income	15(a)	17,126	13,985	45,375	41,469
Total income		435,256	279,897	1,154,287	707,018
Operating costs	13
Cost of sales, without considering depreciation nor amortization		114,166	88,002	322,223	240,792
Exploration in units in operation		29,047	25,801	75,371	66,249
Depreciation and amortization		22,782	20,373	67,780	53,884
Total operating costs		165,995	134,176	465,374	360,925
Gross income		269,261	145,721	688,913	346,093

Operating expenses
Administrative	14	22,343	29,156	58,825	69,628
Royalties		20,629	14,434	51,939	35,208
Exploration in non-operating areas		12,827	7,770	35,527	25,924
Selling		3,285	2,545	8,138	6,822
Total operating expenses		59,084	53,905	154,429	137,582
Operating income		210,177	91,816	534,484	208,511
Other income (expenses), net
Share in the results of related parties by equity method	7(b)	106,450	118,410	341,764	316,827
Interest income		1,875	1,886	7,252	6,356
Interest expense		(1,656)	(2,022)	(5,083)	(6,217)
Gain (loss) from currency exchange difference, net		(529)	334	(1,352)	(360)
Other, net		4,375	(498)	7,410	2,969
Total other income, net		110,515	118,110	349,991	319,575

Income before income tax and non-controlling interest		320,692	209,926	884,475	528,086
Income tax	11(b)	(81,893)	(23,105)	(176,122)	(56,839)
Net income		238,799	186,821	708,353	471,247
Net income attributable to non-controlling interest		(30,783)	(12,545)	(77,831)	(28,983)
Net income attributable to Buenaventura		208,016	174,276	630,522	442,264
Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars		0.82	0.68	2.48	1.74
Weighted average number of shares outstanding (common and investment), in units		254,442,328	254,442,328	254,442,328	254,442,328

Las notas adjuntas son parte integrante de este estado consolidado.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the nine–month periods ended September 30, 2011 and 2010

	Capital stock,
	net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid- in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized, loss	Total	Non- controlling interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2010 (note 3)	253,759,664	750,540	2,019	225,978	112,363	269	980,151	(34,075)	(4,315)	2,032,930	190,961	2,223,891
Dividends declared and paid, notes 10(a) and 10(b)	-	-	-	-	-	-	(76,332)	-	-	(76,332)	(35,665)	(111,997)
Net change in unrealized loss on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	1,581	1,581	(1,286)	295
Net change in unrealized loss on other investments	-	-	-	-	-	-	-	-	248	248	-	248
Expired dividends	-	-	-	-	27	-	-	-	-	27	-	27
Capitalization of debt to minority shareholder of La Zanja	-	-	-	-	-	-	-	-	-	-	19,634	19,634
Net income	-	-	-	-	-	-	442,264	-	-	442,264	28,983	471,247
Balance as of September 30, 2010 (note 3)	253,759,664	750,540	2,019	225,978	112,390	269	1,346,083	(34,075)	(2,486)	2,400,718	202,627	2,603,345

Balance as of January 1, 2011 (note 3)	253,759,664	750,540	2,019	225,978	162,633	269	1,483,233	(34,075)	(6,875)	2,583,722	234,728	2,818,450
Dividends declared and paid, notes 10(a) and 10(b)	-	-	-	-	-	-	(83,967)	-	-	(83,967)	(48,418)	(132,385)
Net change in unrealized loss on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	9,577	9,577	9,717	19,294
Acquisition of non-controlling interest in El Brocal and Colquijirca, note 1(f)	-	-	-	-	-	-	(142,890)	-	-	(142,890)	(19,244)	(162,134)
Net change in unrealized loss on other investments	-	-	-	-	-	-	-	-	(842)	(842)	-	(842)
Expired dividends	-	-	-	-	6	-	-	-	-	6	-	6
Net income	-	-	-	-	-	-	630,522	-	-	630,522	77,831	708,353

Balance as of September 30, 2011	253,759,664	750,540	2,019	225,978	162,639	269	1,886,898	(34,075)	1,860	2,996,128	254,614	3,250,742

The accompanying notes are an integral part of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Cash Flows (unaudited)
For the three and nine–month periods ended September 30, 2011 and 2010

	For the three–month periods ended September 30,		For the nine–month periods ended September 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
		(Note 3)		(Note 3)
Operating activities
Proceeds from sales	368,652	215,850	1,087,941	687,696
Dividends received	-	77,033	-	77,033
Royalties received	13,837	13,272	37,482	45,234
Value Added Tax (IGV) recovered	6,920	1,816	19,360	4,433
Interest received	1,802	1,629	6,003	3,694
Payments to suppliers and third parties	(182,485)	(138,523)	(533,215)	(376,754)
Payments to employees	(20,153)	(20,235)	(106,296)	(76,117)
Income tax paid	(24,914)	(8,589)	(86,431)	(37,007)
Payments of royalties	(20,829)	(14,265)	(55,638)	(43,548)
Payments of interest	(235)	(443)	(911)	(3,284)

Net cash and cash equivalents provided by operating activities	142,595	127,545	368,295	281,380

Investment activities
Proceeds from sale of investment shares	60,379	-	60,379	-
Proceeds from sale of mining concessions and property, plant and equipment	7,792	33	7,792	686
Additions to mining concessions and property, plant and equipment	(65,807)	(60,293)	(170,583)	(170,105)
Payments for purchase of investment shares	(240,106)	(3,438)	(257,125)	(10,703)
Decrease (increase) in time deposit	(1,442)	42,657	16,493	(11,047)
Disbursements for development activities	(3,523)	5,043	(7,913)	(5,348)

Net cash and cash equivalents used in investment activities	(242,707)	(15,998)	(350,957)	(196,517)

Financing activities
Increase in financial obligations	8,922	15,044	34,437	38,099
Payments of financial obligations	(493)	(507)	(1,500)	(225,611)
Dividends paid	-	-	(83,967)	(82,690)
Dividends paid to non-controlling interest	(22,867)	(3,438)	(48,418)	(16,030)

Net cash and cash equivalents provided by (used in) financing activities	(14,438)	11,099	(99,448)	(286,232)

Net increase (decrease) in cash and cash equivalents for the period	(114,550)	122,646	(82,110)	(201,369)
Cash and cash equivalents at beginning of period	615,301	390,439	582,861	714,454
Cash and cash equivalents at the period-end	500,751	513,085	500,751	513,085

Translation of consolidated financial statements originally issued in Spanish - see note 17

Consolidated Statements of Cash Flows (unaudited) (continued)

	For the three–month periods ended September 30,		For the nine–month periods ended September 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
		(Note 3)		(Note 3)
Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income attributable to Buenaventura	208,016	174,276	630,522	442,264
Add (less)
Depreciation and amortization	22,782	20,373	67,780	53,884
Provision for long-term officers´ compensation	-	15,893	-	32,991
Net income attributable to non-controlling interest	30,783	12,545	77,831	28,983
Deferred income tax	23,269	1,559	48,065	6,557
Provision for estimated fair value of embedded derivatives of concentrate sales and adjustments on open liquidations	35,099	(12,400)	44,610	(10,632)
Loss (gain) from currency exchange difference, net	529	(334)	1,352	360
Net cost of plant and equipment retired and sold	1,546	2,038	1,546	2,432
Share in the results of related parties by equity method , net of dividends received in cash	(106,450)	(41,377)	(341,764)	(239,794)
Accretion expense of the provision for closure of mining units	1,422	1,580	4,169	858
Net changes in operating asset and liability accounts
Decrease (increase) in operating assets -
Trade accounts receivable	(75,278)	(40,556)	(55,912)	24,880
Other accounts receivable	26,536	(11,808)	31,842	(9,983)
Accounts receivable from associates	(20,727)	(5,726)	(33,277)	(3,084)
Inventory	(20,165)	(25,858)	(79,643)	(44,957)
Prepaid expenses	11,704	974	14,120	(14,419)
Increase (decrease) in operating liabilities –
Trade accounts payable	15,703	1,743	10,274	22,964
Income tax payable	18,974	5,876	17,720	(7,437)
Other accounts payable	(31,148)	28,747	(70,940)	(4,487)

Net cash and cash equivalents provided by operating activities	142,595	127,545	368,295	281,380

The accompanying notes are an integral part of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of September 30, 2011 and 2010

1.	Identification and business activity

(a)	Identification -
Compañia de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953.  Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York.  Buenaventura’s legal domicile is at Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

(b)	Business activity -
Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca.  In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit and Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila - Paula mining unit.  The Company also holds interests in a number of other mining companies. The Company also owns an electric power distribution company, an electric power generation company, a mining engineering services company and another company which will provide chemical processing services for Uchucchacua´s ore.  See note 1(d).

(c)	Approval of consolidated financial statements –
The consolidated financial statements as of September 30, 2011 were approved by Management on October 13, 2011 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law.  In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings that will be held in October 28, 2011. The consolidated financial statements as of December 31, 2010 were approved by the Shareholders’ Meeting held on March 25, 2011.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentage as of
	September 30, 2011		December 31, 2010
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN (*)	72.32	27.68	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (**) (e), (f)	2.45	48.18	4.25	39.23
Inversiones Colquijirca S.A. (**) (f)	100.00	-	81.42	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L. (g)	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	100.00	-	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	100.00	-	100.00	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-
Empresa de Generación Huanza S.A. (h)	-	100.00	-	100.00

Service providers
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

Industrial activities
Procesadora Industrial Río Seco S.A. (i)	100.00	-	100.00	-

(*)
In Shareholders’ Meeting held on May 18, 2011, Cedimin capitalized accounts payable to Buenaventura amounted to US$6,200,000 as of December 31, 2010.  As a consequence, the Company increased its direct ownership percentage from 44.83 percent to 72.32 percent and Compañia Minera Condesa S.A., reduced its direct ownership from 55.17 percent to 27.68 percent in Cedimin’s capital stock.

(**)
As of September 30, 2011, Buenaventura´s participation in El Brocal common shares was 53.66 per cent (46.08 as of December 31, 2010).  Inversiones Colquijirca S.A. (hereafter “Colquijirca”), Buenaventura´s subsidiary (99.99 per cent as of September 30, 2011 and 81.42 per cent as of December 31, 2010) has a 51.06 percent interest in Sociedad Minera El Brocal S.A.A., through which Buenaventura held an indirect participation of 48.18 per cent in El Brocal as of September 30, 2011 and 39.23 per cent as of December 31, 2010.

(e)	Project for the expansion of El Brocal operations –
On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  This project will allow processing ore with a lower lead–zinc grade from the La Llave zone and copper from Marcapunta Norte previously classified, divided in three stages:

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

-	First: Optimization of the current plant of 5,000 DMT/day to 7,000 DMT/day.
-	Second: New concentrate plant 2,490 DMT/day.
-	Third: Expansion of the new plant from 2,490 DMT/day to 11,000 DMT/day.

As of September 30, 2011, El Brocal concluded the first and second stage of the Project.

As of September 30, 2011 and December 31, 2010, the works related to the project to expand operations, which costs have been capitalized, considering the project economic feasibility study by El Brocal’s Management criteria, are the following:

	2011	2010
	US$(000)	US$(000)

Mine development costs
Expansion of Tajo Norte – Marcapunta Norte	16,649	16,246

Mining concessions and property, plant and equipment
Expansion of refining plant capacity to 18,000 DMT	103,722	92,892
New offices and camps	10,124	478
Optimization of crushing plant and conveyor belt	9,234	4,766
Expansion of power grid	7,637	7,174
Construction of Huachacaja tailings area	5,189	3,217
Feasibility study	3,120	2,582
Other minor activities	4,106	3,169
	159,781	130,524

Incorporation to property, plant and equipment	(84,935)	(18,825)
Stripping cost	(14,667)	(14,667)

	60,179	97,032

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

(f)	Changes in the participation of Colquijirca and El Brocal -
Inversiones Colquijirca S.A.
On July and August of 2011, the Company increased its participation to 99.99% in Colquijirca; acquiring shares amounted to US$197,021,000, which was totally paid at the date of consolidated balance sheet.

According to Company´s accounting policies, the difference between price paid and the carry amount of these shares amounted to US$166,692,000, was recorded in “Retained earnings” caption in the consolidated statement of changes in shareholders´equity.

Sociedad Minera El Brocal S.A.A.
During the third quarter of 2011, the Company purchased and sold El Brocal´s shares.  The disbursements to acquire 1.30 per cent of El Brocal´s shares amounted to US$26,741,000, which was totally paid at the date of consolidated balance sheet.  Revenues from the sale of 3.09 per cent of El Brocal´s shares amounted to US$68,142,000.

According to Company´s accounting policies, the difference between price paid and the carry amount of these shares and the price received net of cost from shares sold, amounted to US$24,480,000, was recorded in “Retained earnings” caption in the consolidated statement of changes in shareholders´equity.

(g)	La Zanja´s start up -
Minera La Zanja S.R.L. (hereafter “La Zanja”), is located in the province of Santa Cruz, district of Pulan in the Cajamarca region and has reserves of 675,000 ounces of gold (unaudited).  La Zanja began operations in the third quarter of 2010, making its first sales in the fourth quarter. As of September 30, 2011, the production amounted to 101,598 ounces of gold (43,728 ounces of gold as of December 31, 2010).  On June 24, 2010, the shareholders of La Zanja, approved the capitalization of contributions amounted US$95,779,000.  As of September 30, 2011, La Zanja had a net income amounted to US$78,794,000.

(h)	Construction of hydroelectric power station –
In November 2009, the Consorcio Energetico de Huancavelica S.A. Board of Directors approved the construction of the 90.6 MW capacity Huanza hydroelectric power station, located in the Santa Eulalia river valley.  This investment of US$145,000,000, is in progress since March 2010; its construction is expected to take thirty-three months.  This project is being financed with a US$119,000,000 financial leasing agreement executed with Banco de Credito del Peru and with Consorcio Energetico de Huancavelica S.A.’s own resources.

As of September 30, 2011, the investment in this project amounted to US$101,146,000 (US$63,958,000 as of December 31, 2010).

As of September 30, 2011 and December 31, 2010, the work related to the construction of hydroelectric power station is the following:

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

	2011	2010
	US$(000)	US$(000)
Development costs
Concessions and others	2,128	2,128

Property, plant and equipment
Preliminar work	39,743	35,792
Water conductor system	38,759	12,138
Access road	6,204	5,543
Transmition line in 60Kv	2,751	2,682
Round house and yard keys	2,288	95
Other minor activities	9,273	5,580
	99,018	61,830

Total	101,146	63,958

(i)	Construction of washing plant, sulfuric acid and manganese sulfate –
At Board of Directors held on October 28, 2010, agreed the constitution of Procesadora Industrial Rio Seco S.A., in order to carry out the plant manganese sulfate project.  The project is located in the community of Lomera in Huaral at 102 kilometers from Lima.  The objective of this project is to wash with sulfuric acid, the manganese content in the lead-silver concentrate of Uchucchacua mining unit to reduce the level of manganese and to obtain a higher value added in ore concentrate.  This process will also improve and increase recovery of silver reserves.  For the treatment of gaseous effluents of the process, a sulfuric acid recovery plant will be installed, that will be used for the acid wash of the concentrate.

The total estimated investment for the construction of the washing plant, the plant of sulfuric acid and manganese sulphate plant amounted to US$55,000,000 and it is expected to be completed in the third quarter of 2012.

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the three and nine-month periods ended
September 30, 2011 and 2010 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements does not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2010.

In May 2011, the “International Accounting Standard Board” (IASB) issued the following International Financial Reporting Standards, which are not effective in Peru, in addition to the ones included in the audited consolidated financial statements of the year 2010, effective for annual periods beginning January 1, 2013:

-
IFRS 10 “Consolidated Financial Statements”, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 replaces the consolidation requirements included in SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

-
IFRS 11 “Joint Arrangement”, the standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

-
IFRS 12 “Disclosure of Interests in other entities”, this standard establishes requirements for all forms of interests in other entities, joint arrangements including associates, special purpose entities and unconsolidated structured entities.

-
IFRS 13 “Fair Value Measurement”, this standard establishes new requirements on how to measure fair value, improve the coherence of international standards and reduce the complexity bringing a fair value definition and a source for its measurement, moreover the requirements of disclosure for its use through IFRS.

Significant accounting principles and practices -
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements, except by the accounting treatment of income tax and worker´s profit sharing (see note 3).

Reclasificaciones -
The Company did not make significant reclassifications to its interim consolidated financial statements for the three and nine-month periods ended September 30, 2011 and 2010; however the Company has recorded the adjustments mentioned in note 3.

3.	Change in accounting policy
Accordance with Resolution N°046-2011-EF/94 issued on January 27, 2011, released by CONASEV (today Superintendency of Securities Market), in March 2011 the Company modified the accounting treatment of workers´profit sharing, according to IAS 19 “Employee Benefits”.   Under this standard, the current workers´profit sharing must be considered as part of personnel costs and not recognize deferred effects.

The consolidated financial statements of the year 2010, which are presented for comparative purposes, were modified according to IAS 8 “Accounting policies, changes in accounting estimates and errors”.

The changes made to the consolidated financial statements for the year 2010 are as follows:

	As of December 31, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)

Consolidated balance sheets
Deferred workers’ profit sharing asset, net	53,662	-	(53,662)
Deferred income tax asset	185,132	201,454	16,322
Investment in associates	1,404,659	1,412,414	7,755
Deferred workers’ profit sharing liability	(5,641)	-	(5,641)
Deferred income tax liability	(19,460)	(21,152)	(1,692)
Cumulative unrealized, loss	(6,233)	(6,875)	(642)
Retained earnings	1,506,725	1,483,233	(23,492)
Non-controlling interest	236,230	234,728	(1,502)
Shareholders’ equity, net	2,844,086	2,818,450	(25,636)

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

	For the nine-month periods ended September 30, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of income -
Cost of sales, without considering depreciation nor amortization	233,248	240,792	7,544
Administrative expenses	66,838	69,628	2,790
Current workers´ profit sharing	10,334	-	(10,334)
Deferred workers´ profit sharing	1,797	-	(1,797)
Deferred income tax	6,091	6,557	466
Share in the results of related parties by equity method	316,202	316,827	625
Net income	469,291	471,247	1,956
Non-controlling interest	29,141	28,983	(158)
Net income attributable to Buenaventura	440,150	442,264	2,114

	For the three-month periods ended September 30, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of income -
Cost of sales, without considering depreciation nor amortization	84,564	88,002	3,438
Administrative expenses	27,885	29,156	1,271
Current workers´ profit sharing	4,709	-	(4,709)
Deferred workers´ profit sharing	424	-	(424)
Deferred income tax	1,353	1,559	206
Share in the results of related parties by equity method	118,100	118,410	310
Net income	186,293	186,821	528
Non-controlling interest	12,208	12,545	337
Net income attributable to Buenaventura	174,085	174,276	191

	As of September 30, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of changes in shareholders´ equity
Retained earnings	1,374,895	1,346,083	(28,812)
Cumulative unrealized, loss	(2,214)	(2,486)	(272)
Shareholders’ equity, net	2,640,795	2,603,345	(37,450)

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

	As of December 31, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of changes in shareholders´ equity
Retained earnings	1,506,725	1,483,233	(23,492)
Cumulative unrealized, loss	(6,233)	(6,875)	(642)
Shareholders’ equity, net	2,844,086	2,818,450	(25,636)

	As of January 1, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of changes in shareholders´ equity
Retained earnings	1,011,077	980,151	(30,926)
Cumulative unrealized, loss	(3,916)	(4,315)	(399)
Non-controlling interest	199,065	190,961	(8,104)

	For the nine-month periods ended September 30, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of cash flows -
Net income attributable to Buenaventura	440,150	442,264	2,114
Non-controlling interest	29,141	28,983	(158)
Operating activities:
Deferred income tax	6,091	6,557	466
Share in the results of related parties by equity method, net of dividends received in cash	316,202	316,827	625

	For the three-month periods ended September 30, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of cash flows -
Net income attributable to Buenaventura	174,085	174,276	191
Non-controlling interest	12,208	12,545	337
Operating activities:
Deferred income tax	1,353	1,559	206
Share in the results of related parties by equity method, net of dividends received in cash	118,100	118,410	310

4.	Seasonality of operations
The Company and its subsidiaries operate continuously without major fluctuations due to seasonality.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

5.	Cash and cash equivalents

(a)	The table below presents the components of this caption:

	As of September 30, 2011	As of December 31, 2010
	US$(000)	US$(000)

Cash	610	696
Bank accounts	185,190	124,270
Time deposits (b)	314,951	457,895

Cash balances included in the consolidated statements of cash flows	500,751	582,861
Time deposits with original maturity greater than 90 days	1,442	17,935

	502,193	600,796

(b)	The table below presents the components of time deposits as of September 30, 2011:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 7 to 90 days	Between 0.10 and 1.57	298,000
Nuevos Soles	From 14 to 90 days	Between 4.22 and 4.35	16,951

			314,951

The table below presents the components of time deposits as of December 31, 2010:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 7 to 63 days	Between 0.16 and 1.45	453,000
Nuevos Soles	From 78 to 90 days	Between 2.5 and 3.05	4,895

			457,895

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Inventory, net
(a)	The table below presents the components of this caption:

	As of September 30, 2011	As of December 31, 2010
	US$(000)	US$(000)

Products in process (i)	118,569	77,188
Spare parts and supplies	41,789	30,392
Finished goods (ii)	33,561	6,696

	193,919	114,276
Provision for impairment of value of inventory	(3,498)	(5,091)

	190,421	109,185
Less non-current portion (b)	(47,405)	(27,104)

	143,016	82,081

The principal variations during the nine-month period ended September 30, 2011 compared with the same period of 2010, are explained below:

(i)
Increase of product in process of US$41,381,000, is explained by the increased inventory of activated coal with contain of gold and silver, as a consequence of the beginning of operations in La Zanja, see note 1(g).  Also, include classified ore type I, II and III from Tajo Norte, which will be treated when El Brocal´s expansion of operations concludes, see note 1(e).  As of September 30, 2011 and December 31, 2010, the inventory of activated coal amounted to US$25,406,000 and US$11,445,000 and the cost of classified mineral amounted to US$51,368,000 and US$28,485,000, respectively.

(ii)	Increase of finished goods of US$26,865,000, is explained by the increased inventory of lead and silver concentrate in Uchucchacua mining unit, which is pending to be delivered to clients.

(b)	The table below presents the detail of classified mineral as of Septemeber 30, 2011 and December 31, 2010:

	2011		2010
	US$(000)	DMT	US$(000)	DMT
Classified mineral
Type I and II (copper mineral)	9,202	1,068,787	5,443	1,176,898
Type III (lead/zinc mineral)	42,166	2,828,274	23,042	2,623,264

	51,368	3,897,061	28,485	3,800,162

Non-current portion	47,405		27,104

Current portion	3,963		1,381

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Investment in associates
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of September 30, 2011	As of December 31, 2010	As of September 30, 2011	As of December 31, 2010
	%	%	US$(000)	US$(000)
				(Note 3)
Investments held under the equity method
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	1,197,039	1,004,276
Payment in excess of the share in fair value of assets and liabilities, net			14,438	15,214

			1,211,477	1,019,490

Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	19.274	19.258	476,059	306,995
Payment in excess of the share in fair value of assets and liabilities, net			83,862	83,279

			559,921	390,274

Canteras del Hallazgo S.A.C. (d)	49.00	49.00	4,190	2,700
Compañía Minera Coimolache S.A. (e)	40.095	40.095	2,542	-

Available-for-sale investments
Others			4,222	(50)

			1,782,352	1,412,414

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in the results of related parties by equity method:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L. (*)	79,815	62,370	192,801	195,639
Sociedad Minera Cerro Verde S.A.A.	31,510	58,455	167,715	130,240
Compañía Minera Coimolache S.A. (e)	4,229	-	3,436	-
Canteras del Hallazgo S.A.C.	(9,104)	(2,415)	(22,188)	(9,052)

	106,450	118,410	341,764	316,827

(*) Despite of the increase in international gold price, the share in the results of Minera Yanacocha S.R.L. maintained the same levels of nine-month period of 2010.  This situation is presented as a consequence of a decreased in gold ounces produced in 15.23 per cent (958,290 and 1,130,503 gold ounces as of September 30, 2011 and 2010, respectively).

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in the three and nine-month periods ended September 30, 2011 and 2010.

The table below presents the principal amounts in the Yanacocha and Cerro Verde financial statements, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of September 30, 2011	As of December 31, 2010	As of September 30, 2011	As of December 31, 2010
	US$(000)	US$(000)	US$(000)	US$(000)
				(Note 3)
Balance Sheet
Total assets	3,445,245	2,936,994	2,941,910	2,295,386
Total liabilities	701,836	634,848	471,953	701,265
Shareholders’ equity	2,743,409	2,302,146	2,469,957	1,594,121

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

	Yanacocha		Cerro Verde
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
				(Note 3)
Results
Total income	1,429,943	1,321,257	1,955,002	1,585,667
Operating income	622,680	658,862	1,274,372	1,072,403
Net income	443,153	450,460	875,836	679,478

(d)	Canteras del Hallazgo S.A.C.: Chucapaca Project -
The mining project is located in Moquegua.  There are evidences of gold, copper and silver in Chucapaca project zone, at Canahuire deposit.

As of September 30, 2011, the project is in Feasibility and Environmental Studies, which are expected to be concluded at the end of 2012.  As of September 30, 2011, the shareholders contribution amounted to US$79,886,000 (US$33,309,000 as of December 31, 2010).

(e)	Compañía Minera Coimolache S.A.´s start up -
Compañía Minera Coimolache S.A., hereafter “Coimolache”, is located in the province of Hualgayoc, which includes the districts of Hualgayoc and Chugur in Cajamarca region and has reserves of 658,000 ounces of gold (unaudited).  Coimolache started operations in the third quarter of 2011. As September 30, 2011, the production amounted to 17,700 ounces of gold and 98,815 ounces of silver As of September 30, 2011, the shareholders contribution amounted to US$97,840,700 (US$45,940,300 as of December 31, 2010).

8.	Mining concessions and property, plant and equipment, net
The caption of mining concessions and property, plant and equipment, net increased from US$532,577,000 as of December 31, 2010 to US$653,170,000 in the same period of the year 2011, mainly explained by investments related to the project for the expansion of El Brocal operations amounted to US$66,110,000 and the construction of Huanza hydroelectric power station amounted to  US$37,188,000, see 1(e) and (h), respectively.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

9.	Financial obligations
The table below presents the detail of long-term debt as of September 30, 2011 and December 31, 2010:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2011	2010
	US$ (000)					US$(000)	US$(000)
Empresa de Generacion Huanza S.A. Banco de Credito del Peru - Financial leasing	119,000	10 year	Joint surety	Three-month Libor plus 4.00% (4.374 % as of September 30, 2011)	Quarterly maturities to during seven years from capitalization	88,520	54,127

Consorcio Energetico de Huancavelica S.A.
BBVA Banco Continental - Working capital loan	9,000	4 year	None	Three-month Libor plus 1.25% (1.624% as of September 30, 2011)	Quarterly maturities of US$500,000 from June 2009 to June 2012	1,500	3,000
Other						69	25

						90,089	57,152

Non-current portion						(88,532)	(55,134)

Current portion						1,557	2,018

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

10.	Dividends declared and paid
(a)	The detail of dividends declared for the quarters ended September 30, 2011 and 2010 is as follows:

Meeting	Date	Dividends declared	Dividends per share
		US$	US$

2011 Dividends
Mandatory annual shareholders’ meeting	March 25, 2011	90,959,000	0.33
Less – Dividends granted to subsidiary		(6,992,000)

		83,967,000

2010 Dividends
Mandatory annual shareholders’ meeting	March 26, 2010	82,690,000	0.30
Less – Dividends granted to subsidiary		(6,358,000)

		76,332,000

(b)	As of September 30, 2011 and 2010, the dividends due to minority shareholders broke down as follows:

	2011	2010
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	17,270	19,337
Minera La Zanja S.R.L.	15,960	-
S.M.R.L. Chaupiloma Dos de Cajamarca	11,900	12,640
Inversiones Colquijirca S.A.	3,288	3,688

	48,418	35,665

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	Deferred income tax and mining royalties
(a)	The table below presents the components of this caption, according to the items that give rise to them:

	As of September 30, 2011	As of December 31, 2010
	US$(000)	US$(000)

Deferred asset
Tax–loss carryforward (*)	74,473	125,363
Difference in depreciation and amortization rates	25,693	20,612
Stock appreciation rights provision	14,751	20,814
Provision for closure of mining units, net	13,753	14,169
Effect of translation into U.S. dollars	5,687	5,827
Environmental liability for Santa Barbara mining unit	1,494	1,494
Embedded derivative from sale of concentrates	-	1,240
Other minor	9,121	7,602

	144,972	197,121
Less – allowance for uncertainty as to the deferred asset’s recoverability	(3,038)	(2,623)

	141,934	194,498
Deferred asset included in retained earnings
Derivative financial instruments	(1,342)	6,956

Deferred asset, net	140,592	201,454

Deferred liability included in results Differences in amortization rates for development costs	(15,187)	(18,149)
Embedded derivative from sale of concentrates	(1,486)	(2,766)
Other	(2,503)	(237)

Deferred liability	(19,176)	(21,152)

(*)	According to the Company´s Management projections, the total of deferred asset related to tax-loss carryforward will be consumed the next two years.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)
The current and deferred portions of the expense for income tax included in the consolidated statements of income for the three and nine-month periods ended September 30, 2011 and 2010 are made up as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
Income tax
Current	(58,624)	(21,546)	(128,057)	(50,282)
Deferred	(23,269)	(1,559)	(48,065)	(6,557)

	(81,893)	(23,105)	(176,122)	(56,839)

(c)
On September 29, 2011, Peruvian Government approved the law that modified Mining Royalties and created Special Mining Tax with the objective to increase fiscal collection of mining companies that produced and commercialized metallic and non-metallic minerals and do not have an effective fiscal stabilization agreement.  At the same time, the Special Mining Burden was created to increase fiscal collection of mining companies with effective fiscal stabilization agreement.  The main features of these laws are that applied on operating income and have progressive rates.  The new laws are effective from October 1, 2011.  As a consequence, its effects have not been recognized in the operations results for the three and nine-month periods ended September 30, 2011.  In Management´s opinion, these changes in fiscal legislation will have a significant effect in the Company´s financial statements through the effect in the results of its affiliated entities.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

12.	Net sales
The table below presents the net sales for the three and nine-month periods ended September 30, 2011 and 2010:

	For the three-month periods ended September 30,		Increase	For the nine-month Periods ended September 30,		Increase
	2011	2010	(decrease)	2011	2010	(decrease)
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Net sales by product
Gold (i)	228,626	139,908	88,718	588,025	377,846	210,179
Silver (ii)	161,738	79,656	82,082	389,228	177,823	211,405
Copper (iii)	39,053	11,584	27,469	141,726	44,815	96,911
Zinc	29,094	27,192	1,902	67,021	73,593	(6,572)
Lead	17,167	17,166	1	35,578	39,310	(3,732)

	475,678	275,506	200,172	1,221,578	713,387	508,191
Final liquidations for previous year	-	-	-	2,429	(4,922)	7,351
Penalties	(34,062)	(26,768)	(7,294)	(90,885)	(72,478)	(18,407)

	441,616	248,738	192,878	1,133,122	635,987	497,135
Embedded derivative from sale of concentrates (iv)	(31,050)	6,892	(37,942)	(34,941)	6,164	(41,105)
Adjustment to open provisional liquidations	(4,049)	5,508	(9,557)	(9,669)	4,468	(14,137)
Hedging operations (v)	(1,268)	543	(1,811)	(8,333)	4,748	(13,081)

	405,249	261,681	143,568	1,080,179	651,367	428,812
Net sales by services, electric power and other minors	12,881	4,231	8,650	28,733	14,182	14,551

	418,130	265,912	152,218	1,108,912	665,549	443,363

The principal variations during the nine-month period ended September 30, 2011 compared with the same period of 2010, are explained below:

(i)
Increase of US$210,179,000 in gold sales resulting from the effect of a higher gold price (29.37 per cent increase) and a greater volume sold (20.57 per cent increase).  See note 16.  The increased volume sold is due mainly to more gold ounces sold as a consequence of La Zanja mining unit start up during the year 2011, which is net of the lower production of Orcopampa.

(ii)	Increase of US$211,405,000 in silver sales resulting from the effect of a higher silver price (103.66 per cent increase) and a greater volume sold (7.03 per cent increase). See note 16.

The increase in volume sold is due to more ounces produced in Julcani and Colquijirca mining units during the nine-month period ended September 30, 2011.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

(iii)
Increase of US$96,911,000 in copper sales resulting from the effect of a greater volume sold (156.94 per cent increase) and a higher copper price (29.52 per cent increase).  See note 16.  The increase volume sold is due to more copper tons produced in the Colquijirca mining unit during the nine-month period ended September 30, 2011.

From October 2010 until March 2011, due to copper price, El Brocal´s Management decided not to produce lead and zinc concentrate, in order to use the treatment and production capacity in copper concentrate process. This operational decision has maintained during the first quarter of 2011.  Since April 2011, El Brocal started up the production and zinc and lead concentrate commercialization.

(iv)	Decrease of US$41,105,000 in the sales for the embedded derivative effect, as result of prices fluctuation in the final commercial liquidations.

(v)
Decrease of US$13,081,000 in income due to metal price hedging transactions resulting from a higher differences between the prices fixed for hedging and the market prices, as well as the lower volume of settlement hedging during the nine-month period ended as of September 30, 2011 compared to the same period of 2010.

13.	Operating cost
The cost of sales without depreciation and amortization caption, increased in 34 per cent of US$240,792,000 in the third quarter of 2010 to a US$322,223,000 for the same period of 2011. This variation of US$81,431,000 is mainly due to:

(i)
Production cost of gold ounces amounted to US$31,739,000 from the new mining unit of La Zanja, which started up production in the third quarter of 2010 making its first sales in the fourth quarter of 2010, see note 1(g).

(ii)
Increase of El Brocal´s cost of sales as a consequence of acquired concentrate from third parties amounted to US$16,917,000 in order to meet sales commitments agreed with customers and a significant decrease of zinc concentrate produced.  Additionally, the cost of services rendered by contractor has increased by US$16,335,000 as a consequence of a higher exploitation of lead, zinc and copper mineral, higher movement of waste material and equipment rental.

At the same time, the depreciation and amortization caption increased by 26 per cent, from US$53,884,000 during the third quarter of 2010 to US$67,780,000, in the same period of 2011.  This fluctuation of US$13,896,000 is mainly explained by depreciation expense of the new mining unit of La Zanja amounted to U$11,463,000.

14.	Administrative expense
Administrative expense caption decreased 16 per cent, from an expense of US$69,628,000 for the nine-month period as of September 30, 2010 to an expense of US$58,825,000 for the same period of 2011.  This variation is due mainly to record during 2010 a provision for long term officers’ compensation for US$32,991,000, while in 2011 was not necessary to record any amount.

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

15.	Related-party transactions
(a)	The Company (through its subsidiaries) had the following transactions with its associates for the three and nine-month periods ended September 30, 2011 and 2010:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
Minera Yanacocha S.R.L. :
Paid royalties to:
S.M.R.L. Chaupiloma Dos de Cajamarca	17,126	13,985	45,375	41,469
Services received by:
Consorcio Energético de Huancavelica S.A. (Electric power transmition)	1,197	1,197	3,591	3,591
Buenaventura Ingenieros S.A (Implementation of specific work orders)	4,573	357	8,518	1,220

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	As a result of the transactions indicated in paragraph (a), the Company had the following accounts receivable and payable from related parties:

	As of September 30, 2011	As of December 31, 2010
	US$(000)	US$(000)
Accounts receivable
Compañía Minera Coimolache S.A.	46,171	20,787
Minera Yanacocha S.R.L.	26,745	18,852

	72,916	39,639
Less – non-current portion	(44,348)	(20,736)

	28,568	18,903

Accounts payable
Compañía Minera Coimolache S.A.	1,355	1,697
Minera Yanacocha S.R.L.	816	1,257
Others	25	-

	2,196	2,954
Less – non-current portion	(1,050)	(1,370)

	1,146	1,584

16.	Statistical data (unaudited)
The Company’s statistical data related to the volume of inventories sold and average sale prices by product for the three and nine-month periods ended September 30, 2011 and 2010 are as follows:

(a)	Volumes sold (metallic content):

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2011	2010	2011	2010

Gold	135,144 OZ	113,431 OZ	381,818 OZ	316,670 OZ
Silver	4,055,221 OZ	4,227,559 OZ	10,410,851 OZ	9,727,045 OZ
Lead	8,149 MT	8,335 MT	15,540 MT	19,218 MT
Zinc	13,172 MT	13,776 MT	29,548 MT	34,961 MT
Copper	4,383 MT	1,581 MT	15,190 MT	5,912 MT

Translation of consolidated financial statements originally issued in Spanish - see note 17

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	Average sale prices:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2011	2010	2011	2010
	US$	US$	US$	US$

Gold	1,695.27 /OZ	1,243.06 /OZ	1,542.84 /OZ	1,192.59 /OZ
Silver	38.98 /OZ	19.15 /OZ	37.33 /OZ	18.33 /OZ
Lead	2,376.25 /MT	2,076.01 /MT	2,440.77 /MT	2,046.28 /MT
Zinc	2,232.44 /MT	2,017.09 /MT	2,274.29 /MT	2,040.91 /MT
Copper	9,066.29 /MT	7,435.68 /MT	9,241.48 /MT	7,135.32 /MT

17.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting principles generally accepted in Peru.  Certain accounting practices applied by the Company that comprise generally accepted accounting principles in Peru may differ in certain respects from generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: November 28, 2011